July 21, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:

Ms. Jennifer Monick

Senior Staff Accountant

Re:

Kimco Realty Corporation

Form 10-K for the year ended December 31, 2009

File No. 001-10899

Dear Ms. Monick:

In reply to your letter dated July 8, 2010, on the above-mentioned File Number, please find our responses to your comments:

Form 10-K for the year ended December 31, 2009

Financial Statements

2.  Impairments:, pages 94 to 95

1.

We note your response to prior comment 3 and request further clarification so that we may evaluate your response and your proposed disclosure enhancements.   Please tell us with a significant level of specificity the types of procedures you perform on each of your mortgage loans to determine if the loans are impaired.  In your response, please address the minimum frequency that each loan is reviewed for impairment, the specifics of the loan considered (e.g., location, property type, geographic consideration, etc.), procedures related to valuing the mortgage loan collateral and consideration of general market conditions.

Response

The Company reviews specific loan receivables after the Company becomes aware of an impairment indicator for the loan. Indicators primarily include (i) nonperformance of a loan’s contractual terms, (ii) decreases in value of the underlying collateral and (iii) deterioration of general market conditions in a loan’s geographic location. In addition, the Company reviews its entire loan portfolio for impairment indicators on a quarterly basis in conjunction with its quarter-end reporting requirements.

The Company’s procedures to review its loan receivables include (i) continuous monitoring of the loan’s performance, (ii) evaluation of the condition of the borrowers and underlying collateral, (iii) review of the borrower’s financial statements and (iv) assessments of both internal and external factors in determining whether there has been any credit deterioration including, but not limited to, trends in delinquency and regional and national economic conditions. One of the Company’s primary procedures is assessing loan performance, which includes the receipt of timely payments of principal (for amortizing loans) and interest. If payment is not received, the Company’s accounting department will work in conjunction with the Company’s asset managers to contact the borrower to determine if collection issues exist. In regards to the consideration of general market conditions, the Company has intensified its monitoring efforts and review procedures for all of its assets including loan receivables since the middle of 2007 as a result of the global financial crisis. The Company continues to assess national, international and local general market conditions as part of its ongoing review procedures.

If the Company determines that any of the impairment indicators described above are present the Company performs an analysis of the fair value of the underlying collateral to determine if the loan is impaired. For loans which have operating real estate property as collateral the Company generally creates a 10 year discounted cash flow model (“DCF”) that includes all estimates of cash inflows and outflows that are based upon the nature of the tenants, type of property, location of the property,  related risks associated with the property and the ultimate sale of the property. The revenue, expense and resulting net operating income projections and estimated sales proceeds which are the basis for the DCF are based on judgment, utilizing the current performance of the property and other comparable properties in similar geographical areas, and future expectations of the property, specifically leasing expectations and anticipated capital expenditures. Capitalization rates and discount rates utilized in the DCF are based upon rates that the Company believes to be within a reasonable range of current market rates for the respective property. These rates are generally obtained from published survey periodicals which provide a range and average capitalization and discount rate for specific property types and property locations. The Company may adjust a rate up or down for property specific facts and circumstances but the rate generally falls within the published range. After establishing an estimated property value the Company compares the outstanding loan balance to the estimated value of the property. If the collateral value is in excess of the outstanding loan balance then the Company concludes that no impairment is indicated.  Each subsequent quarter the DCF is reviewed and updated for any changes in assumptions such as changes to cash flows, capitalization rates or discount rates to determine if the fair value of the collateral declined below the carrying amount of the loan receivable. For loans which have land as collateral the Company determines fair value of the land by either obtaining a third party appraisal or assessing the land value internally by obtaining current comparable land sales data and assessing any broker quotes and unsolicited sales offers.

As previously described in the Company’s response to prior comment 3, although the Company has provided or acquired loans on a selected basis, this activity is not part of the Company’s primary business of owning and operating neighborhood and community shopping centers. The Company’s current strategy is to forgo any new mortgage receivable investments and collect the remaining loans through their respective maturity dates. As a result of this strategy the Company’s mortgage and other financings receivable balance has been reduced from approximately $131.3 million at December 31, 2009 to $110.1 million at June 30, 2010. This reduction was the result of the repayment of outstanding loan balances at their contractual amounts.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7185.

Very truly yours,

/s/ Michael V. Pappagallo

Michael V. Pappagallo

Executive Vice President and

Chief Operating Officer

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